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FEB 19 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reagan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 Piedmont Road NE, Building 10, Suite 920
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Deitz (404) 233-5545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs PC
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Deitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reagan Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBA D. LEE NOTARY EXPIRES GEORGIA MARCH 30, 2021 PUBLIC COBB COUNTY, GA

Signature

CEO

Title

SEC Mail Processing

FEB 19 2021

Washington, DC

Reba D. Lee

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Reagan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reagan Securities, Inc as of December 31, 2020, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2020 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Reagan Securities, Inc as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Reagan Securities, Inc's management. Our responsibility is to express an opinion on Reagan Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Reagan Securities, Inc.'s financial statements. The supplemental information is the responsibility of Reagan Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2017.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2021

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

EXHIBIT A

REAGAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

		December 31, 2020
ASSETS		
Cash & Cash Equivalents	$	250,000
Accounts Receivable		68,665
Prepaid Expenses		14,144
TOTAL ASSETS	**$**	**332,809**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued Payroll	$	34,333
Other Accrued Liabilities		79,813
TOTAL LIABILITIES	**$**	**114,146**
STOCKHOLDER'S EQUITY	**$**	**218,663**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**332,809**

The Accompanying Notes are an integral part of these Financial Statements.

EXHIBIT C

REAGAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

		Year Ended December 31, 2020
Beginning Balance - January 1	$	249,078
Net Income		16,276,568
Less: Distributions to Parent		(16,306,983)
Ending Balance - December 31	$	**218,663**

The Accompanying Notes are an integral part of these Financial Statements.

REAGAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Reagan Securities ("RS" or the "Company") was formed in November 2010. In December 2011, the Company was approved by the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") for the purpose of operating as a broker-dealer of securities. RS is registered with the SEC and regulated by FINRA and the Georgia Securities Commission. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2020, the Company had net capital of $170,187 which was $162,577 more than its required net capital of $7,610, and the ratio of aggregate indebtedness to net capital was 0.6707 to 1.0.

The Company is not authorized to hold securities or funds for its customers. Reagan Securities provides merger and acquisition and other advisory services to clients. The Company is wholly-owned by Reagan Consulting, Inc. ("Parent").

B. The accompanying financial statements are prepared on the accrual basis of accounting.

C. On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of ASC 606 include merger and acquisition advisory services. Refer to Revenue Recognition Note 6: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

D. Cash and cash equivalents include cash on hand. For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety (90) days.

E. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income taxes have not been provided for as effective December 30, 2013, the Company was approved by the IRS to be a Qualified Subchapter S Subsidiary of its Parent for income tax purposes.

The Company has adopted provisions of FASB Interpretation #48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision for income taxes is necessary and there were no uncertain tax positions.

G. Subsequent Events: The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 15, 2021, the date on which the financial statements were issued.

H. The Company is evaluating new accounting standards and will implement as required.

2. RELATED PARTY TRANSACTIONS

Effective January 1, 2015, the Company entered into an expense sharing agreement with its Parent. According to the terms of the agreement the Company reimburses the Parent for a portion of its overhead expenses including rent, computer, and administrative services. During the year ended December 31, 2020, the Company incurred costs to the Parent in the amount of $409,796 under this agreement of which $12,370 is payable at year end. The Company reimburses its Parent for actual payroll plus employer payroll tax expenses. The amount incurred in 2020 was $17,364,022. $34,333 of the payroll expense incurred is included in Accrued Payroll on December 31, 2020. The Company also paid its Parent $502,233 for the Parent's portion of joint transactions that were invoiced by the Company and reimbursed its Parent $3,672 for client expenses paid by the Parent.

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater.

As of December 31, 2020, the Company had net capital of $170,187, which was $162,577 in excess of its required minimum net capital of $7,610. The Company's percentage of aggregate indebtedness to net capital was 67.07% as of December 31, 2020.

4. CONCENTRATIONS

For the year ended December 31, 2020, five (5) clients represented 55% of income.

5. ACCOUNTS RECEIVABLE

The Company has evaluated accounts receivable and determined that no allowance is needed for bad debt. All accounts receivable are deemed collectible at December 31, 2020. The terms of accounts receivable are due when services are provided.

6. REVENUE FROM CONTRACTS WITH CUSTOMERS

These services include agreements to provide merger and acquisition advisory services to customers for which they charge the customers fees. The agreements contain hourly fees and success fees. The success fees may be fixed or represent a percentage of value that the customer receives if and when the merger or acquisition is completed. The Company has evaluated its hourly fee payments to ensure these fees relate to the transfer of a good or service, as a distinct performance obligation, in exchange for the hourly fee. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the hourly fee revenue is classified as deferred revenue on the Statement of Financial Condition. There were no deferred revenues for 2020.